tns

07020361

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 4655
Fax+44 208 967 1446
Judith.George@tns-global.com
Judith George
Assistant Company Secretary

SEC MAIL PROCESSING
RECEIVED
JAN 16 2007
WASH. D.C. 186 SECTION

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

SUPPL

11th January 2007

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Trading Update (11th January 2007)
2. Group Annual Returns as per the enclosed Schedule

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith by **Fax+44 208 967 1446.**

PROCESSED

JAN 18 2007

THOMSON
FINANCIAL

Yours faithfully

Judith George

Enc.

c:\documents and settings\tmp.patricia.thompso\desktop\070111- (securities & exchange commission).doc

For release at 07:00 **11 January 2007**

Taylor Nelson Sofres plc

Trading update

Taylor Nelson Sofres plc (TNS), a world leader in market information, today issues the following trading update, ahead of reporting full year results on 5 March 2007.

Summary

- TNS expects underlying revenue growth for 2006 to be around 2.5%, with Asia Pacific particularly strong
- Adjusted operating profit is anticipated to be in line with market expectations
- US custom business has been significantly reorganised under its new management, whilst performing in line with revised expectations
- Levels of new business activity going into 2007 are good

Revenue

Group: Organic revenue growth for the group overall is expected to be around 2.5%. After a slower third quarter for the market, the rate of underlying growth for the group has improved in the fourth quarter.

Europe: Market conditions in the UK remained difficult throughout 2006, leading to a small revenue decline for the year. France performed well. Growth in the Rest of Europe was steady, with stronger growth in Central, Eastern and Southern Europe offsetting a slower performance in Germany.

Americas: As previously announced, performance in US custom means that the Americas region overall will report a decline in revenue for 2006. In the second half year, the US custom business met revised expectations given in July. Extensive progress has been made with the restructuring and reorganisation plan presented at the interim results, which focuses on increasing cost efficiency of data collection and providing clients with more insight and analysis. Growth in Latin America has been strong.

Asia Pacific: The region continued its excellent growth in the second half and delivered strong revenue performance for the year.

Sectors: Media, Business Services, Healthcare and Polling & Social (included in Other) all showed good revenue growth in the second half and for the year as a whole.

Despite particularly good progress in Asia, performance in the US has led to a decline in the Technology sector. In Consumer, Worldpanel continues to grow well but performance in the custom markets in US and Western Europe means the sector overall will show a revenue decline for the year.

Operating margin

As previously indicated, adjusted operating profit for 2006 will decline compared with the previous year, due to performance in the US custom business. Adjusted operating margin is expected to be slightly ahead of current market expectations, with adjusted operating profit expected to be in line.

Restructuring costs

Exceptional costs associated with the group's restructuring activities were previously estimated to be approximately £18m. Following a reassessment of the group's property portfolio, approximately £4m of additional restructuring costs have been identified, most of which are non-cash items. Property savings are expected to be realised incrementally over the medium-term. Total restructuring costs are now expected to be approximately £22m, most of which will be taken in 2006.

Share buy-back and net debt

The group purchased 16.8m of its own shares for a value of £34.6m in 2006. After acquisition spend of £14.9m, net debt at 31 December 2006 is expected to be around £285m (2005 £295.4m). As part of the continued share buy-back programme, approximately £65m of shares are expected to be repurchased in 2007.

Outlook

While early in the year, levels of new business activity going into 2007 are good. The group anticipates that the growth in syndicated services – Worldpanel, Media Intelligence and iTRAM – will continue to be healthy. In custom research, the US custom business is expected to recover progressively through the year. Revenue growth in Europe is expected to be steady, with another strong performance expected from the ALM (Asia Pacific, Latin America, Middle East and Africa) region.

Overall, the group expects to achieve improvement in both underlying revenue growth and adjusted operating margin in 2007.

A conference call with Andy Boland, Finance Director, will be held at 08.30 on Thursday 11th January:

UK dial in	**0845 245 5000**
International dial in	**+44 (0) 1452 562 716**
Conference ID	**5583678**

Thereafter a replay of the call will be available:

UK dial in	0845 245 5205
International dial in	+44 (0) 1452 55 00 00
Replay access number	5583678

For further information, please contact:

Andy Boland, Finance Director	+44 (0)20 8967 1472
Janis Parks, Head of Investor Relations	+44 (0)20 8967 1584
James Bradley/Ash Spiegelberg, Brunswick	+44 (0)20 7404 5959

Email: Janis.Parks@tns-global.com

Notes to editors

Acquisition of PressWatch
Separately, TNS has today announced the acquisition of PressWatch, a leading media information provider in the UK.

About TNS
TNS is a market information group:

- The world's largest provider of custom research and analysis
- A leader in political and social polling
- A major supplier of consumer panel, media intelligence and TV and radio audience measurement services.

TNS operates across a global network in over 70 countries, allowing us to provide internationally consistent, up-to-the-minute and high quality information and analysis. The group's employees deliver innovative thinking and excellent service to local and multi-national clients worldwide.

TNS' strategic goal is to be recognised as the global leader in delivering value added information and insights that help our clients to make more effective decisions.

TNS is the sixth sense of business.

www.tns-global.com

Taylor Nelson Sofres plc – Group Annual Returns submitted electronically

Copies available by contact UK Registrar at www.companieshouse.gov.uk or on 0870 3333 636.

Company	Final Date for Submission of Return
Infratest Burke Limited	28 October 2006
Infratest Burke Group Limited	28 October 2006
TNS Dollar Finance Limited	1 November 2006
Infratest Burke International Services Limited	13 December 2006
System Three (Scotland) Limited	29 December 2006
Infratest Burke Core Company Limited	29 December 2006
NFO Worldgroup Limited	3 January 2007
Marketing Blueprint Limited	10 January 2007
Public Attitude Surveys Limited	18 January 2007
City Research Group Limited	24 January 2007
Applied Research & Communications Limited	28 January 2007
NFO European Access Panels Limited	28 January 2007
The MBL Group Limited	28 January 2007
Market Behaviour Limited	28 January 2007
Field Control Limited	28 January 2007
Metra Sofres Limited	28 January 2007

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 00912624

Company Name in full Taylor Nelson Sofres plc

	Day	Month	Year
Date of termination of appointment	3 1	1 2	2 0 0 6

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title [ ] * Honours etc [ ]

Please insert details as previously notified to Companies House.

Forename(s) Sharon

Surname Studer

	Day	Month	Year
† Date of Birth	0 6	0 5	1 9 5 1

A serving director, secretary etc must sign the form below.

Signed PSKWright **Date** 4 January 2007

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving ~~director~~/secretary/~~administrator~~/~~administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

SEC MAIL PROCESSING RECEIVED JAN 16 2007 WASH, D.C. 186 SECTION

Appointment form

Notes on completion appear on reverse.

Company Number	5116618
Company Name in full	Analect Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	21	02	2006	†Date of Birth	13	06	1964

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Ms *Honours etc:

Forename(s): Madeleine Louise Simonne

Surname: Kernot

Previous Forename(s): Previous Surname(s):

†† Usual residential address: 79 Bushey Hill Road

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Post town: London Postcode: SE5 8QQ

County / Region: Country: England

†Nationality: British †Business occupation: Media Monitoring

†Other directorships (additional space overleaf): Presswatch Media Limited, Newsindex Limited ,

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 21/12/06

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

AA

Signed [signature] **Date** 21/12/06

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

LLC Law, 4 Bramber Court, Bramber Road, London, W14 9PW

Tel 020 7471 0371

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form 10/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

JAN 16 2007

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4650110

Company Name in full Presswatch Media Limited

	Day	Month	Year
Date of appointment	21	12	2006
†Date of Birth	13	06	1964

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary ☐

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: Ms *Honours etc:

Forename(s): Madeleine Louise Simonne

Surname: Kernot

Previous Forename(s): Previous Surname(s):

†† Usual residential address: 79 Bushey Hill Road

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Post town: London Postcode: SE5 8QQ

County / Region: Country: England

†Nationality: British †Business occupation: Media Monitoring

†Other directorships (additional space overleaf): Analect Limited, Newsindex Limited ,

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 21/12/2006

* Voluntary details.
† Directors only.
** Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 21/12/2006

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

LLC Law, 4 Bramber Court, Bramber Road, London, W14 9PW

Tel 020 7471 0371

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form 10/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Companies House
— for the record —

JAN 16 2007

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3853048

Company Name in full Presswatch Analysis Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	21	12	2006	†Date of Birth	13	06	1964

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Ms *Honours etc:

Forename(s): Madeleine Louise Simonne

Surname: Kemot

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: 79 Bushey Hill Road

Post town: London Postcode: SE5 8QQ

County / Region: Country: England

†Nationality: British †Business occupation: Media Monitoring

†Other directorships (additional space overleaf): Analect Limited, Newsindex Limited ,

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 21/12/2006

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 21/12/2006

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

LLC Law, 4 Bramber Court, Bramber Road, London, W14 9PW

Tel 020 7471 0371

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form 10/03

Companies House — for the record —

JAN 16 2007 WASH. D.C. 186 SECTION

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3225693

Company Name in full Newsindex Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	21	12	2006	†Date of Birth	13	06	1964

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Ms *Honours etc:

Forename(s): Madeleine Louise Simonne

Surname: Kemot

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address 79 Bushey Hill Road

Post town: London Postcode: SE5 8QQ

County / Region: Country: England

†Nationality: British †Business occupation: Media Monitoring

†Other directorships (additional space overleaf): Analect Limited, Presswatch Analysis Limited,

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 21/12/06

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 21/12/06

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

LLC Law, 4 Bramber Court, Bramber Road, London, W14 9PW

Tel 020 7471 0371

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form 10/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

JAN 16 2007
WASH. D.C. 186 SECTION

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3225693
Company Name in full	Newsindex Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	21	12	2006	†Date of Birth	02	12	1957

Appointment form

Notes on completion appear on reverse.

Appointment as director [ ] as secretary [✓] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME			
*Style / Title	Mr	*Honours etc	
Forename(s)	Paul Simon Kent		
Surname	Wright		
Previous Forename(s)		Previous Surname(s)	
††Usual residential address	Green North Road, Jordans		
Post town	Beaconsfield	Postcode	HP9 2SX
County / Region		Country	
†Nationality	British	†Business occupation	Director
†Other directorships (additional space overleaf)			

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] **Date** 21/12/2006

* Voluntary details.
† Directors only.
**Delete as appropriate

AA

A director, secretary etc must sign the form below.

Signed [signature] **Date** 21/12/2006

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

LLC Law Solicitors
4 Bramber Court, Bramber Road, London
W14 9PW Tel 020 7471 0371
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form 10/03

Companies House
— for the record —

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3853048

Company Name in full Presswatch Analysis Limited

	Day	Month	Year
Date of appointment	21	12	2006
†Date of Birth	02	12	1957

Appointment form

Appointment as director [ ] as secretary [✓] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon Kent

Surname: Wright

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: Green North Road, Jordans

Post town: Beaconsfield Postcode: HP9 2SX

County / Region: Country:

†Nationality: British †Business occupation: Director

†Other directorships (additional space overleaf):

I consent to act as ** ~~director~~ / ~~Secretary~~ secretary of the above named company

Consent signature [signature] **Date** 21/12/2006

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 21/12/2006

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

LLC Law Solicitors
4 Bramber Court, Bramber Road, London
W14 9PW Tel 020 7471 0371
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

JAN 16 2007
WASH. D.C. 186 SECTION

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4650110

Company Name in full Presswatch Media Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	21	12	2006	†Date of Birth	02	12	1957

Appointment form

Appointment as director [ ] as secretary [✓] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon Kent

Surname: Wright

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: Green North Road, Jordans

Post town: Beaconsfield Postcode: HP9 2SX

County / Region: Country:

†Nationality: British †Business occupation: Director

†Other directorships (additional space overleaf):

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature PSKWright **Date** 21/12/06

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 21/12/06

(**a director / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

LLC Law Solicitors
4 Bramber Court, Bramber Road, London
W14 9PW Tel 020 7471 0371
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form 10/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Companies House
— for the record —

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 5116618

Company Name in full Analect Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	21	12	2006	†Date of Birth	02	12	1957

Appointment form

Appointment as director [ ] as secretary [✓] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon Kent

Surname: Wright

Previous Forename(s): Previous Surname(s):

†† Usual residential address: Green North Road, Jordans

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Post town: Beaconsfield Postcode: HP9 2SX

County / Region: Country:

†Nationality: British †Business occupation: Director

†Other directorships (additional space overleaf):

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature PSK Wright **Date** 21/12/06

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 21/12/06

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

LLC Law Solicitors
4 Bramber Court, Bramber Road, London
W14 9PW Tel 020 7471 0371
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form 10/03

coform £18915 POS/ED

169(1B)

6/12

Return by a public company purchasing its own shares for holding in treasury

Pursuant to section 169(1B) of the Companies Act 1985

CHF...

Please complete legibly, ... black type, or bold block lettering

Company Number	00912624
Company Name in full	Taylor Nelson Sofres plc

Please do not write in the space below. For Inland Revenue use only

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	SEE ATTACHED		
Date(s) shares delivered to the company			

NOTE

This return must be delivered to the Registrar within a period of ... beginning with the first date on which shares ... delivered to the company. Shares ... treasury ... by section ... of the Companies Act 1985

For each share:			
Nominal value	5 PENCE		
Maximum price paid	SEE ATTACHED		
Minimum price paid	SEE ATTACHED		

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,782,235.00
Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£ 18,911.25

0.5% £18915

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*	NOT APPLICABLE		
Number of shares	NOT APPLICABLE		
Nominal value of each share	NOT APPLICABLE		
Date(s) shares delivered to the company			

COR £3.75

** Delete as appropriate

Signed [signature] **Date** 20.11.2006

(**a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

GROUP SECRETARIAT, TAYLOR NELSON SOFRES PLC,

TNS HOUSE, WESTGATE, LONDON, W5 1UA

Tel 020 8 967 0007

DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales **or**

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

DX 235 Edinburgh or LP - 4 Edinburgh 2

for companies registered in Scotland

coform

169(1B)

Return by a public company purchasing its own shares for holding in treasury

Pursuant to section 169(1B) of the Companies Act 1985

CHFP010

Please complete legibly in black type, or bold block lettering

Company Number 00912624

Company Name in full Taylor Nelson Sofres plc

Please do not write in the space below. For Inland Revenue use only.

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	SEE ATTACHED		
Date(s) shares delivered to the company			
For each share: Nominal value	5 PENCE		
Maximum price paid	SEE ATTACHED		
Minimum price paid	SEE ATTACHED		

The aggregate amount paid by the company for the shares to which this return relates was: £

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £

NOTE

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

*** Delete as appropriate*

Signed PSK Wright **Date** 6 November 2006

(**a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Group Secretariat, Taylor Nelson Sofres plc,
TNS House, Westgate, London, W1 5UA
Tel 020 8 967 0007
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

coform

Pos
NC - 16/11/06.

169(1B)

Return by a public company purchasing its own shares for holding in treasury

Pursuant to section 169(1B) of the Companies Act 1985

CHFP010

Please complete legibly in black type, or bold block lettering

Company Number [illegible]

Company Name in full Taylor Nelson Sofres plc

Please do not write in the space below. For Inland Revenue use only.

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

NOTE

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares (*ordinary or preference etc*)	[illegible]		
Number of shares	SEE ATTACHED		
Date(s) shares delivered to the company			

For each share:

Nominal value	5 PENCE		
Maximum price paid	SEE ATTACHED		
Minimum price paid	SEE ATTACHED		

The aggregate amount paid by the company for the shares to which this return relates was: £ 5,378,345.90

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 26,891.73

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

COR £3-27

Class of shares (*ordinary or preference etc*)	NOT APPLICABLE		
Number of shares	NOT APPLICABLE		
Nominal value of each share	NOT APPLICABLE		
Date(s) shares delivered to the company			

** Delete as appropriate

Signed [signature] **Date** 30-Oct-2006

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

GROUP SECRETARIAT, TAYLOR NELSON SOFRES PLC,
WESTGATE, LONDON, W5 1UA
Tel 020 8 967 0007
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

10/03

Regulatory Announcement

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	16:52 10-Jan-07
Number	3275P

Taylor Nelson Sofres plc – Transactions in own shares.

Taylor Nelson Sofres plc ("the Company") announces that on 10 January 2007 it purchased from JPMorgan Cazenove Limited 200,000 ordinary shares at an average price of 203.1938 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, the Company holds 7,333,689 ordinary shares in treasury, and has 435,530,782 ordinary shares in issue (excluding treasury shares).

END

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	16:51 09-Jan-07
Number	2501P

Taylor Nelson Sofres plc – Transactions in own shares.

Taylor Nelson Sofres plc ("the Company") announces that on 9 January 2007 it purchased from JPMorgan Cazenove Limited 125,000 ordinary shares at an average price of 199.91 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, the Company holds 7,133,689 ordinary shares in treasury, and has 435,729,440 ordinary shares in issue (excluding treasury shares).

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Company	Taylor Nelson Sofres
TIDM	TNN
Headline	Holding(s) in Company
Released	12:05 09-Jan-07
Number	PRNUK-0901

Taylor Nelson Sofres plc (TNS) has received notification from Threadneedle Asset Management Holdings Limited, regarding a change to a notifiable interest in the ordinary share capital of TNS.

The notification was made on behalf of Ameriprise Financial, Inc, the ultimate holding company of the Ameriprise Financial group of companies, Threadneedle Navigator Unit Trust Managers Ltd, Threadneedle Investment Funds ICVC, Threadneedle Specialist Investment Funds ICVC and Threadneedle Investment Services Ltd ; Threadneedle International Ltd, Threadneedle Pensions Ltd, Threadneedle Asset Management Ltd and Threadneedle Asset Management Holdings Limited.

Registered Holder	Holding in TNS shares
Ameriprise Financial, Inc	150,000
Bank of Ireland Nominees	263,103
BNY (OCS) Nominees Limited	706,059
BNY (OCS) Nominees Limited	802,526
BNY (OCS) Nominees Limited	744,406
BNY (OCS) Nominees Limited	247,061
Littledown Nominees Limited	1,940,816
Littledown Nominees Limited	19,547
Littledown Nominees Limited	16,755
Littledown Nominees Limited	895,863
Littledown Nominees Limited	544,992
Littledown Nominees Limited	1,976,661
Littledown Nominees Limited	3,991,019
Littledown Nominees Limited	20,321,932
Littledown Nominees Limited	93,382
Littledown Nominees Limited	4,907,803
Littledown Nominees Limited	24,897

Littledown Nominees Limited	2,068,051
Littledown Nominees Limited	81,564
Littledown Nominees Limited	9,669,608
Littledown Nominees Limited	901,781
Littledown Nominees Limited	1,361,244
Littledown Nominees Limited	64,000
Mellon Nominees (UK) Limited	774,504
Mellon Nominees (UK) Limited	394,946
Roy Nominees	116,686
William & Glyns (Isle of Man) Nom Ltd	195,000
TOTAL	53,274,206

This holding of 53,274,206 represents 12.22% of the share capital of TNS.

END

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	17:16 08-Jan-07
Number	1749P

tns

Taylor Nelson Sofres plc – Transactions in own shares.

Taylor Nelson Sofres plc ("the Company") announces that on 8 January 2007 it purchased from JPMorgan Cazenove Limited 75,000 ordinary shares at an average price of 196.8667 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, the Company holds 7,008,689 ordinary shares in treasury, and has 435,854,440 ordinary shares in issue (excluding treasury shares).

END

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	16:45 05-Jan-07
Number	0879P

Taylor Nelson Sofres plc – Transactions in own shares.

Taylor Nelson Sofres plc ("the Company") announces that on 5 January 2007 it purchased from JPMorgan Cazenove Limited 175,000 ordinary shares at an average price of 195.1786 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, the Company holds 6,933,689 ordinary shares in treasury, and has 445,929,440 ordinary shares in issue (excluding treasury shares).

END

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Notice of Results
Released	10:00 05-Jan-07
Number	0392P

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 16 2007
WASH. D.C.
186

tns™

RNS Number:0392P
Taylor Nelson Sofres PLC
05 January 2007

5 January 2007

Taylor Nelson Sofres plc
Announcement of full year results for the year ended 31 December 2006

The board of Taylor Nelson Sofres plc confirms that full year results for the year ended 31 December 2006 will be announced on Monday 5 March 2007.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	16:30 04-Jan-07
Number	0123P

Taylor Nelson Sofres plc – Transactions in own shares.

Taylor Nelson Sofres (the "Company") announces that it has commenced a non-discretionary programme to purchase ordinary shares during its close period which commences on 5 January 2007 and is scheduled to end on 5 March 2007. The purchased shares will be held as treasury shares.

The buy back programme will be managed by an independent third party, which makes its trading decisions independently of, and uninfluenced by, the Company.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both the Company's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 5 per cent above the average market value for the shares as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to such purchase.

The Company confirms that it currently has no unpublished price sensitive information.

END

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Directorate Change
Released	10:00 29-Dec-06
Number	7668O

RNS Number:7668O
Taylor Nelson Sofres PLC
29 December 2006

For immediate release 29 December 2006

Taylor Nelson Sofres plc

Board change

Sharon Studer will stand down as a non-executive director of Taylor Nelson Sofres plc (TNS) at the end of this year, to focus on her executive coaching practice and her other board assignments. She will be replaced as Chair of the Remuneration Committee by Alice Perkins, who joined the board as a non-executive director in March 2005.

Donald Brydon, Chairman of TNS, said: "Sharon has been a highly valued member of the board since she was appointed in 2003 and we thank her for her contribution to the development of TNS."

Ends

For further information, please contact:

Janis Parks, Head of Investor Relations +44 (0)20 8967 1584

Lucie Anne Brailsford/Ash Spiegelberg, Brunswick +44 (0)20 7404 5959

Email to: Janis.Parks@tns-global.com

About TNS

TNS is a market information group:

- The world's largest provider of custom research and analysis
- A leader in political and social polling
- A major supplier of consumer panel, media intelligence and TV and radio audience measurement services.

TNS operates across a global network in over 70 countries, allowing us to provide internationally consistent, up-to-the-minute and high quality

information and analysis.

The group's employees deliver innovative thinking and excellent service to local and multi-national clients worldwide.

TNS' strategic goal is to be recognised as the global leader in delivering value added information and insights that help our clients to make more effective decisions.

TNS is the sixth sense of business.

www.tns-global.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

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SEC MAIL PROCESSING
RECEIVED
JAN 16 2007
WASH. D.C. 186 SECTION

Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Total Voting Rights
Released	10:10 27-Dec-06
Number	6506O

tns

RNS Number:6506O
Taylor Nelson Sofres PLC
27 December 2006

27 December 2006

Taylor Nelson Sofres plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Taylor Nelson Sofres plc's capital consists of 442,833,664 ordinary shares with voting rights. Taylor Nelson Sofres plc holds 6,758,689 in Treasury Shares.

Therefore the total number of voting rights in Taylor Nelson Sofres plc is 436,074,975.

The above figure, 436,074,975, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Taylor Nelson Sofres plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Treasury Stock
Released	10:00 27-Dec-06
Number	6504O

RNS Number:6504O
Taylor Nelson Sofres PLC
27 December 2006

Taylor Nelson Sofres plc - Cancellation of shares held in Treasury

Taylor Nelson Sofres plc ("TNS") announces that it has cancelled the following number of its ordinary shares of 5p each, which were previously held in Treasury.

Effective date of cancellation: 27 December 2006

Number of ordinary shares cancelled : 10,000,000

Following the cancellation of these shares, TNS holds 6,758,689 of its ordinary shares in treasury and has 436,074,975 ordinary shares in issue (excluding treasury shares).

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	17:24 13-Dec-06
Number	8546N

Taylor Nelson Sofres plc – Buyback of its own shares.

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from JPMorgan Cazenove Limited.

Date of purchase: 13 December 2006

Number of ordinary shares purchased: 165,000

Average price paid per share: 191.1894p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 16,758,689 of its ordinary shares in treasury and has 436,063,514 ordinary shares in issue (excluding treasury shares).

END

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	16:47 12-Dec-06
Number	7560N

Taylor Nelson Sofres plc – Buyback of its own shares.

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from JPMorgan Cazenove Limited.

Date of purchase: 12 December 2006

Number of ordinary shares purchased: 150,000

Average price paid per share: 191.9417p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 16,593,689 of its ordinary shares in treasury and has 436,228,514 ordinary shares in issue (excluding treasury shares).

END

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	16:54 11-Dec-06
Number	6650N

Taylor Nelson Sofres plc – Buyback of its own shares.

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from JPMorgan Cazenove Limited.

Date of purchase: 11 December 2006

Number of ordinary shares purchased: 120,000

Average price paid per share: 193.1563p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 16,443,689 of its ordinary shares in treasury and has 436,353,918 ordinary shares in issue (excluding treasury shares).

END

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	17:09 07-Dec-06
Number	4921N

Taylor Nelson Sofres plc – Buyback of its own shares.

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from JPMorgan Cazenove Limited.

Date of purchase: 7 December 2006

Number of ordinary shares purchased: 150,000

Average price paid per share: 196.8961p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 16,323,689 of its ordinary shares in treasury and has 436,473,918 ordinary shares in issue (excluding treasury shares).

END

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Director/PDMR Shareholding
Released	10:30 07-Dec-06
Number	4265N

tns

RNS Number:4265N
Taylor Nelson Sofres PLC
07 December 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

TAYLOR NELSON SOFRES PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

DAVID LOWDEN - CHIEF EXECUTIVE OFFICER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON REFERRED TO IN 3. ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

DAVID LOWDEN

8 State the nature of the transaction

TRANSFER OF SHARES TO SPOUSE

9. Number of shares, debentures or financial instruments relating to shares acquired

NOT APPLICABLE

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

NOT APPLICABLE

11. Number of shares, debentures or financial instruments relating to shares disposed

85,897 ORDINARY SHARES

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

PERCENTAGE - 0.02%

13. Price per share or value of transaction

NIL - INTER VIVOS GIFT

14. Date and place of transaction

7 DECEMBER 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

COMBINED BENEFICIAL HOLDING OF 319,402 ORDINARY SHARES (UNCHANGED AS A RESULT OF TRANSACTION)

16. Date issuer informed of transaction

7 DECEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

NOT APPLICABLE

18. Period during which or date on which it can be exercised

NOT APPLICABLE

19. Total amount paid (if any) for grant of the option

NOT APPLICABLE

20. Description of shares or debentures involved (class and number)

NOT APPLICABLE

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

NOT APPLICABLE

22. Total number of shares or debentures over which options held following notification

NOT APPLICABLE

23. Any additional information

NOT APPLICABLE

24. Name of contact and telephone number for queries

PAUL WRIGHT, COMPANY SECRETARY, 020 8 967 4130

Name and signature of duly authorised officer of issuer responsible for making notification

PAUL WRIGHT, COMPANY SECRETARY, 020 8 967 4130

Date of notification

7 DECEMBER 2006

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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SEC MAIL PROCESSING SECTION RECEIVED JAN 16 2007 WASH. D.C. 186

Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	17:19 06-Dec-06
Number	4015N

Taylor Nelson Sofres plc – Buyback of its own shares.

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from JPMorgan Cazenove Limited.

Date of purchase: 6 December 2006

Number of ordinary shares purchased: 100,000

Average price paid per share: 198.9743p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 16,173,689 of its ordinary shares in treasury and has 436,616,254 ordinary shares in issue (excluding treasury shares).

END

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	17:06 05-Dec-06
Number	3121N

Taylor Nelson Sofres plc – Buyback of its own shares.

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from JPMorgan Cazenove Limited.

Date of purchase: 5 December 2006

Number of ordinary shares purchased: 150,000

Average price paid per share: 199.1385p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 16,073,689 of its ordinary shares in treasury and has 436,716,254 ordinary shares in issue (excluding treasury shares).

END

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File No. 82-4668

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	17:03 01-Dec-06
Number	1271N

Taylor Nelson Sofres plc – Buyback of its own shares.

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from JPMorgan Cazenove Limited.

Date of purchase: 1 December 2006

Number of ordinary shares purchased: 92,000

Average price paid per share: 197.1098p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 15,923,689 of its ordinary shares in treasury and has 436,866,254 ordinary shares in issue (excluding treasury shares).

END

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	17:14 29-Nov-06
Number	9519M

Taylor Nelson Sofres plc – Buyback of its own shares.

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from JPMorgan Cazenove Limited.

Date of purchase: 29 November 2006

Number of ordinary shares purchased: 50,000

Average price paid per share: 198.85p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 15,831,689 of its ordinary shares in treasury and has 436,953,281 ordinary shares in issue (excluding treasury shares).

END

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Japanese Agreed Merger
Released	07:00 29-Nov-06
Number	8444M

RNS Number:8444M
Taylor Nelson Sofres PLC
29 November 2006

For release at 0700 29 November 2006

Taylor Nelson Sofres plc

Taylor Nelson Sofres plc (TNS) has signed an agreement to merge its custom research business in Japan, Taylor Nelson Sofres NRC Ltd, with Infoplan Inc., a subsidiary of McCann Erickson. The merger, which is subject to contract and expiry of the statutory 30 day minimum waiting period, is expected to complete on 1 January 2007 and TNS will have a controlling interest in the merged business. The gross assets of Infoplan Inc., at 31 December 2005, were Japanese yen 685.4 million (£3.1 million).

For more information, please contact:

Janis Parks, Head of Investor Relations +44 (0)20 8967 1584

Email: janis.parks@tns-global.com

END

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	17:00 28-Nov-06
Number	8658M

Taylor Nelson Sofres plc – Buyback of its own shares.

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from JPMorgan Cazenove Limited.

Date of purchase: 28 November 2006

Number of ordinary shares purchased: 300,000

Average price paid per share: 194.3196p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 15,781,689 of its ordinary shares in treasury and has 437,003,281 ordinary shares in issue (excluding treasury shares).

END

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Director/PDMR Shareholding
Released	15:00 28-Nov-06
Number	8474M

RNS Number:8474M
Taylor Nelson Sofres PLC
28 November 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

TAYLOR NELSON SOFRES PLC.

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii).

3. Name of person discharging managerial responsibilities/director

DAVID LOWDEN - CHIEF EXECUTIVE OFFICER.

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

PERSON REFERRED TO IN 3. ABOVE.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOT APPLICABLE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

NOT APPLICABLE.

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

NOT APPLICABLE.

8 State the nature of the transaction

EXERCISE OF EMPLOYEE PARTICIPATION PLAN ("EPP") AWARD SHARES GRANTED IN SEPTEMBER 2003 AND RELEASE AND RETENTION OF ASSOCIATED DEPOSIT SHARES HELD IN TRUST UNDER TERMS OF THE PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired

39,402 AWARD SHARES ACQUIRED ON EXERCISE AND WITHDRAWAL AND RETENTION OF 46,495 DEPOSIT SHARES.

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.009% OF ISSUED SHARE CAPITAL (AWARD SHARES ONLY).

11. Number of shares, debentures or financial instruments relating to shares disposed

NOT APPLICABLE.

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NOT APPLICABLE.

13. Price per share or value of transaction

NOT APPLICABLE.

14. Date and place of transaction

28 NOVEMBER 2006.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING FOLLOWING NOTIFICATION 319,402 SHARES, REPRESENTING 0.07% OF ISSUED SHARE CAPITAL.

16. Date issuer informed of transaction

28 NOVEMBER 2006.

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

NOT APPLICABLE.

18. Period during which or date on which it can be exercised

NOT APPLICABLE.

19. Total amount paid (if any) for grant of the option

NOT APPLICABLE.

20. Description of shares or debentures involved (class and number)

NOT APPLICABLE.

21. Exercise price (if fixed at time of grant) or indication that price is to be

fixed at the time of exercise

NOT APPLICABLE.

22. Total number of shares or debentures over which options held following notification

NOT APPLICABLE.

23. Any additional information

NOT APPLICABLE.

24. Name of contact and telephone number for queries

PAUL WRIGHT, COMPANY SECRETARY, 020 8 967 4130.

Name and signature of duly authorised officer of issuer responsible for making notification

PAUL WRIGHT, COMPANY SECRETARY

Date of notification

28 NOVEMBER 2006.

END

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SEC MAIL PROCESSING RECEIVED JAN 16 2007 WASH. D.C. 186 SECTION

tns

Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Holding(s) in Company
Released	17:16 27-Nov-06
Number	7881M

RNS Number:7881M
Taylor Nelson Sofres PLC
27 November 2006

Taylor Nelson Sofres plc (TNS) has received notification from Legal & General Investment Management, on behalf of Legal & General Group plc and/or its subsidiaries, of a change in respect of their notifiable interest in the share capital of TNS.

The notification stated that they have an interest in 17,631,622 Ordinary 5p shares in the Capital of the Company, constituting 4.03% of the current issued share capital of the Company.

Registered Holder	Account Holding
HSBC Bank plc A/C 914945	165,520
HSBC Bank plc A/C 775245	1,305,320
HSBC Bank plc A/C 357206	13,184,023
HSBC Bank plc A/C 866203	879,390
HSBC Bank plc A/C 916681	28,900
HSBC Bank plc A/C 969995	1,269,335
HSBC Bank plc A/C 999392	40,574
HSBC Bank plc A/C 360509	758,560

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	17:05 27-Nov-06
Number	7857M

Taylor Nelson Sofres plc – Buyback of its own shares.

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from JPMorgan Cazenove Limited.

Date of purchase: 27 November 2006

Number of ordinary shares purchased: 150,000

Average price paid per share: 197.3576p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 15,481,689 of its ordinary shares in treasury and has 437,303,281 ordinary shares in issue (excluding treasury shares).

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Holding(s) in Company
Released	12:00 27-Nov-06
Number	7443M

tns

RNS Number:7443M
Taylor Nelson Sofres PLC
27 November 2006

Taylor Nelson Sofres plc (TNS) has today received a notification dated 24 November 2006 from The Capital Group Companies, Inc., on behalf of its affiliates, including Capital International, Inc., Capital Guardian Trust Company, Capital International S.A. and Capital International Limited regarding a change to a notifiable interest in the ordinary share capital of TNS.

Together they hold a notifiable interest in 17,481,857 ordinary shares of 5p each in TNS, representing 3.99% of the total issued share capital of TNS.

The Capital Group Companies, Inc is interested in the shares comprised in this notification by virtue of the holdings forming part of the funds managed on behalf of investment clients by the affiliate companies mentioned above.

Affiliates and Names of Registered Holders

Capital Guardian Trust Company 1,450,000

State Street Nominees Limited 111,100

Chase Nominees Limited 1,191,300

Midland Bank plc 147,600

Capital International Limited 13,945,557

State Street Nominees Limited 141,700

Bank of New York Nominees 3,734,469

Northern Trust 1,555,992

Chase Nominees Limited 2,205,796

Midland Bank plc 125,600

Bankers Trust 14,000

Morgan Guaranty 331,700

Nortrust Nominees 2,374,900

MSS Nominees Limited 33,700

State Street Bank & Trust Co. 1,128,000

Lloyds Bank 18,600

Citibank NA 214,900

HSBC Bank plc 903,000

Mellon Bank NA 146,800

Northern Trust AVFC 408,100

KAS UK 23,600

Bank One London 144,900

JP Morgan Chase Bank 54,800

Raiffeisen Zentral Bank 275,000

Fortis Bank 6,200

Nordea Bank 75,800

Bayerische Hypo Und Vereinsbank AG 28,000

Capital International S.A. 2,053,600

Chase Nominees Limited 323,000

Midland Bank plc 10,200

Pictet & Cie, Geneva 37,100

Morgan Stanley 19,000

J.P. Morgan 1,481,000

State Street Bank & Trust Co. 44,900

HSBC Bank plc 115,000

JP Morgan Chase Bank 23,400

Capital International, Inc. 32,700

HSBC Bank plc 32,700

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED
JAN 16 2007
SEC MAIL PROCESSING SECTION
WASH. D.C.
186

Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	17:02 24-Nov-06
Number	7111M

Taylor Nelson Sofres plc – Buyback of its own shares.

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from JPMorgan Cazenove Limited.

Date of purchase: 24 November 2006

Number of ordinary shares purchased: 270,000

Average price paid per share: 196.092p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 15,331,689 of its ordinary shares in treasury and has 437,453,281 ordinary shares in issue (excluding treasury shares).

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	17:15 23-Nov-06
Number	6380M

Taylor Nelson Sofres plc – Buyback of its own shares.

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from JPMorgan Cazenove Limited.

Date of purchase: 23 November 2006

Number of ordinary shares purchased: 155,000

Average price paid per share: 200.777p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 15,061,689 of its ordinary shares in treasury and has 437,723,281 ordinary shares in issue (excluding treasury shares).

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Holding(s) in Company
Released	11:00 23-Nov-06
Number	5822M

tns

RNS Number:5822M
Taylor Nelson Sofres PLC
23 November 2006

Taylor Nelson Sofres plc (TNS) has today received notification from The Capital Group Companies, Inc., on behalf of its affiliates, including Capital International, Inc., Capital Guardian Trust Company, Capital International S.A. and Capital International Limited of a change in respect of their notifiable interest in the share capital of TNS.

The notification stated that as a result of decreases in the issued share capital of TNS caused by the current on-market buy-back programme, their previously notified shareholding has risen above the next reportable threshold. The notifiable interest in 17,525,357 ordinary shares of 5p each in TNS, which remains unchanged, now represents 4.002% of the total issued share capital of TNS.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	17:04 21-Nov-06
Number	4714M

tns

Taylor Nelson Sofres plc – Buyback of its own shares.

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from JPMorgan Cazenove Limited.

Date of purchase: 21 November 2006

Number of ordinary shares purchased: 220,000

Average price paid per share: 203.5137p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 14,906,689 of its ordinary shares in treasury and has 437,878,281 ordinary shares in issue (excluding treasury shares).

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tns

Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Blocklisting Interim Review
Released	15:04 21-Nov-06
Number	4550M

RNS Number:4550M
Taylor Nelson Sofres PLC
21 November 2006

BLOCK LISTING SIX-MONTHLY RETURN

AVS No:

1. Name of company: Taylor Nelson Sofres plc

2. Name of scheme: Taylor Nelson Sofres plc
1989 Savings Related Share Option Scheme

3. Period of return: 29 April 2006 to 31 October 2006

4. Number and class of share(s) (amount of stock/debt security) already listed but not issued under scheme: 432,594

5. Number of shares issued/allotted under scheme during period: 35,598

6. Balance under scheme not yet issued/allotted at end of period: 396,996

7. Any other relevant information:
e.g. date shares originally listed

Please confirm total number of shares in issue at the end of the period in order for us to update our records.

452,688,348 as at 31 October 2006

Contact for queries: Judith George
Assistant Company Secretary
+44 (0)20 8967 4655

Address: Taylor Nelson Sofres plc
TNS House
Westgate
London W5 1UA

Person making return:

Name: Judith George

Position: Assistant Company Secretary

Date: 21 November 2006

BLOCK LISTING SIX-MONTHLY RETURN

AVS No:

1. Name of company: Taylor Nelson Sofres plc

2. Name of scheme: Taylor Nelson Sofres plc
1999 Worldwide Employee Sharesave Plan (WESP)

3. Period of return: 29 April 2006 to 31 October 2006

4. Number and class of share(s) (amount of stock/debt security) already listed but not issued under scheme: 1,193,272

5. Number of shares issued/allotted under scheme during period: 515,237

6. Balance under scheme not yet issued/allotted at end of period: 678,035

7. Any other relevant information:
e.g. date shares originally listed

Please confirm total number of shares in issue at the end of the period in order for us to update our records.

452,688,348 as at 31 October 2006

Contact for queries: Judith George
Assistant Company Secretary
+44 (0)20 8967 4655

Address: Taylor Nelson Sofres plc
TNS House
Westgate
London W5 1UA

Person making return:

Name: Judith George

Position: Assistant Company Secretary

Date: 21 November 2006

BLOCK LISTING SIX-MONTHLY RETURN

AVS No:

1. Name of company: Taylor Nelson Sofres plc

Name of scheme: Taylor Nelson Sofres plc 1994 Executive Share Option Scheme; and
Taylor Nelson Sofres plc 2001 Executive Share Option Plan

3. Period of return: 29 April 2006 to 31 October 2006

4. Number and class of share(s) (amount of stock/debt security) already listed but not issued under scheme: 4,900,464

5. Number of shares issued/allotted under scheme during period: 400,661

6. Balance under scheme not yet issued/allotted
at end of period: 4,499,803

7. Any other relevant information:
e.g. date shares originally listed

Please confirm total number of shares in issue at the end of the period in order for us to update our records. 452,688,348 as at 31 October 2006

Contact for queries: Judith George
Assistant Company Secretary
+44 (0)20 8967 4655

Address: Taylor Nelson Sofres plc
TNS House
Westgate
London W5 1UA

Person making return:

Name: Judith George

Position: Assistant Company Secretary

Date: 21 November 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	17:01 20-Nov-06
Number	3871M

Taylor Nelson Sofres plc – Buyback of its own shares.

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from JPMorgan Cazenove Limited.

Date of purchase: 20 November 2006

Number of ordinary shares purchased: 135,000

Average price paid per share: 205.1891p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 14,686,689 of its ordinary shares in treasury and has 438,078,281 ordinary shares in issue (excluding treasury shares).

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	18:03 16-Nov-06
Number	2421M

Taylor Nelson Sofres plc – Buyback of its own shares.

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from JPMorgan Cazenove Limited.

Date of purchase: 16 November 2006

Number of ordinary shares purchased: 100,000

Average price paid per share: 206.7750p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 14,551,689 of its ordinary shares in treasury and has 438,160,284 ordinary shares in issue (excluding treasury shares).

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	17:10 15-Nov-06
Number	1609M

Taylor Nelson Sofres plc – Buyback of its own shares.

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from JPMorgan Cazenove Limited.

Date of purchase: 15 November 2006

Number of ordinary shares purchased: 125,000

Average price paid per share: 204.98p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 14,451,689 of its ordinary shares in treasury and has 438,259,096 ordinary shares in issue (excluding treasury shares).

END

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SEC Mail Processing Section RECEIVED JAN 16 2007 WASH. D.C. 186

Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	17:04 14-Nov-06
Number	0813M

tns

Taylor Nelson Sofres plc – Buyback of its own shares.

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from JPMorgan Cazenove Limited.

Date of purchase: 14 November 2006

Number of ordinary shares purchased: 150,000

Average price paid per share: 203.5887p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 14,326,689 of its ordinary shares in treasury and has 438,384,096 ordinary shares in issue (excluding treasury shares).

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	17:04 13-Nov-06
Number	0068M

Taylor Nelson Sofres plc – Buyback of its own shares.

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from JPMorgan Cazenove Limited.

Date of purchase: 13 November 2006

Number of ordinary shares purchased: 225,000

Average price paid per share: 201.9991p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 14,176,689 of its ordinary shares in treasury and has 438,527,278 ordinary shares in issue (excluding treasury shares).

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	17:02 10-Nov-06
Number	9327L

Taylor Nelson Sofres plc – Buyback of its own shares.

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from JPMorgan Cazenove Limited.

Date of purchase: 10 November 2006

Number of ordinary shares purchased: 150,000

Average price paid per share: 206.5646p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 13,951,689 of its ordinary shares in treasury and has 438,970,002 ordinary shares in issue (excluding treasury shares).

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Acquisition
Released	07:00 10-Nov-06
Number	8494L

RNS Number:8494L
Taylor Nelson Sofres PLC
10 November 2006

For release at 07.00 10 November 2006

Acquisition in Chile expands TNS operations in Latin America

Taylor Nelson Sofres plc (TNS), a world leader in market information, today announces the acquisition of a controlling interest in Time Research SA, the largest independent custom research business in Chile, for an undisclosed sum. This move builds on TNS' strong presence in Latin America, where it has custom businesses in Brazil, Mexico, Argentina and Central America, as well as pan-regional consumer panel coverage.

Time Research includes among its clients many of the major multi-national FMCG companies and also has an extensive local client base. Founded in 1979, the company is based in Santiago and employs 51 people. Its turnover for the year ended 31 December 2005 was £1.6 million and net assets at that date were £0.9 million.

Chief Executive David Lowden, said: "This move into Chile significantly reinforces our presence in the fast growing Latin American region. It will expand our local client base and give those clients access to TNS' global network and the group's extensive research expertise."

Investor Seminar

TNS is today making an operational presentation to investors and analysts, which will focus on the group's strategy of delivering value added information and insights to clients. TNS will not be providing an update on current trading or any new financial information.

The presentation is being held at Cazenove Auditorium, 20 Moorgate, London, EC2 and starts at 10.00. A webcast of the seminar will be available at www.tns-global.com/investors.

For more information, please contact:
Janis Parks, Head of Investor Relations +44 (0)20 8967 1584
LucieAnne Brailsford/Ash Spiegelberg, Brunswick +44 (0)20 7404 5959
Email: janis.parks@tns-global.com

About TNS

TNS is a market information group:

* The world's largest provider of custom research and analysis
* A leader in political and social polling
* A major supplier of consumer panel, media intelligence and TV and radio audience measurement services.

TNS operates across a global network in over 70 countries, allowing us to provide internationally consistent, up-to-the-minute and high quality information and analysis.

The group's employees deliver innovative thinking and excellent service to local and multi-national clients worldwide. In the custom business, they combine in-depth sector knowledge with expertise in the areas of new product development, positioning and segmentation research, brand and advertising research and stakeholder management.

TNS' strategic goal is to be recognised as the global leader in delivering value added information and insights that help our clients to make more effective decisions.

TNS is the sixth sense of business.

www.tns-global.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	16:49 09-Nov-06
Number	8535L

Taylor Nelson Sofres plc – Buyback of its own shares.

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from JPMorgan Cazenove Limited.

Date of purchase: 9 November 2006

Number of ordinary shares purchased: 125,000

Average price paid per share: 205.9757p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 13,801,689 of its ordinary shares in treasury and has 438,890,232 ordinary shares in issue (excluding treasury shares).

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Holding(s) in Company
Released	13:15 09-Nov-06
Number	8294L

tns

RNS Number:8294L
Taylor Nelson Sofres PLC
09 November 2006

Taylor Nelson Sofres plc (TNS) has today received notification from Fidelity International, regarding a change to a notifiable interest in the ordinary share capital of TNS.

The notification was made on behalf of FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries and Mr Edward C. Johnson 3d, a principal shareholder of FMR Corp. and Fidelity International Limited.

It was stated that the notification constituted separate notifications of the interests (of the above parties) in the shares which were combined solely for the purposes of clarity and efficiency, and that nothing should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they were required to submit the notifications on a joint basis.

Registered Owner	Management Company	Holding in TNS shares
Northern Trust London	Fidelity Pension Management	2,548,881
JP Morgan, Bournemouth	Fidelity Pension Management	2,168,261
State Str Bk and Tr Co Lndn	Fidelity Pension Management	1,058,400
Mellon Bank	Fidelity Pension Management	525,772
HSBC Bank PLC	Fidelity Pension Management	424,300
Bank of New York Brussels	Fidelity Pension Management	308,084
JP Morgan Chase Bank	Fidelity Management & Research Company	4,278,400
JP Morgan, Bournemouth	Fidelity Investment Services Ltd	9,199,793
JP Morgan, Bournemouth	Fidelity International Limited	5,144,200
Brown Bros Harrimn Ltd Lux	Fidelity International Limited	3,790,900
Bank of New York Europe Ldn	Fidelity Investments International	4,635,127
BNP Paribas, Paris	Fidelity Gestion	875,900
TOTAL		34,958,018

This holding of 34,958,018 represents 7.96% of the share capital of TNS.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	16:54 08-Nov-06
Number	7803L

Taylor Nelson Sofres plc – Buyback of its own shares.

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from JPMorgan Cazenove Limited.

Date of purchase: 8 November 2006

Number of ordinary shares purchased: 275,000

Average price paid per share: 204.1773p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 13,676,689 of its ordinary shares in treasury and has 439,015,232 ordinary shares in issue (excluding treasury shares).

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	16:57 07-Nov-06
Number	7052L

Taylor Nelson Sofres plc – Buyback of its own shares.

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from JPMorgan Cazenove Limited.

Date of purchase: 7 November 2006

Number of ordinary shares purchased: 175,000

Average price paid per share: 205.3889p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 13,401,689 of its ordinary shares in treasury and has 439,290,232 ordinary shares in issue (excluding treasury shares).

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	16:52 06-Nov-06
Number	6312L

Taylor Nelson Sofres plc – Buyback of its own shares.

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from JPMorgan Cazenove Limited.

Date of purchase: 6 November 2006

Number of ordinary shares purchased: 250,000

Average price paid per share: 206.7p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 13,226,689 of its ordinary shares in treasury and has 439,461,659 ordinary shares in issue (excluding treasury shares).

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SEC MAIL PROCESSING
RECEIVED
JAN 16 2007
WASH. D.C. 186 SECTION

Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Result of EGM
Released	11:30 06-Nov-06
Number	5913L

RNS Number:5913L
Taylor Nelson Sofres PLC
06 November 2006

6 NOVEMBER 2006

TAYLOR NELSON SOFRES PLC

RESULTS OF EXTRAORDINARY GENERAL MEETING

The Company is pleased to announce that at its Extraordinary General Meeting held this morning, 6 November 2006, the single Special Resolution proposed by the Directors was passed by shareholders.

The proxy votes cast before the meeting were as follows:

Special Resolution (Summary)	Votes for (including discretionary votes)	Votes against	Votes withheld
To approve the Company's increased authority to buy back its own shares to 10%	317,090,049	75,974	18,430

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	16:48 03-Nov-06
Number	5586L

Taylor Nelson Sofres plc – Buyback of its own shares.

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from JPMorgan Cazenove Limited.

Date of purchase: 3 November 2006

Number of ordinary shares purchased: 275,000

Average price paid per share: 202.281p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 12,976,689 of its ordinary shares in treasury and has 439,711,659 ordinary shares in issue (excluding treasury shares).

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	17:30 02-Nov-06
Number	4929L

Taylor Nelson Sofres plc – Buyback of its own shares.

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from JPMorgan Cazenove Limited.

Date of purchase: 2 November 2006

Number of ordinary shares purchased: 100,000

Average price paid per share: 204.9375p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 12,701,689 of its ordinary shares in treasury and has 439,986,659 ordinary shares in issue (excluding treasury shares).

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Regulatory Announcement

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Transaction in Own Shares
Released	16:58 01-Nov-06
Number	4031L

Taylor Nelson Sofres plc – Buyback of its own shares.

Taylor Nelson Sofres plc ("TNS") announces that it has purchased the following number of its ordinary shares of 5p each on the London Stock Exchange from JPMorgan Cazenove Limited.

Date of purchase: 1 November 2006

Number of ordinary shares purchased: 175,000

Average price paid per share: 208.02p

TNS intends to hold the purchased shares in treasury. Following the purchase of these shares, TNS holds 12,601,689 of its ordinary shares in treasury and has 440,086,659 ordinary shares in issue (excluding treasury shares).

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